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              Consent of Independent Certified Public Accountants
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The Board of Directors and Shareholders
Planar Systems, Inc. and Subsidiaries:

We consent to the incorporation by reference in the Registration Statements (Nos. 33-82696 and 33-82688 and 33-90258) on Form S-8 of Planar Systems, Inc. and subsidiaries of our report dated November 8, 1996, relating to the consolidated balance sheets of Planar Systems, Inc. and subsidiaries as of September 27, 1996 and September 29, 1995 and the related statements of operations, shareholders' equity and cash flows for each of the years in the three year period ended September 27, 1996, which report appears in the Annual Report on Form 10-K of Planar Systems, Inc. and subsidiaries for the year ended September 27, 1996. Our report refers to a change in the method of accounting for certain investments in debt and equity securities.

KPMG PEAT MARWICK LLP

Portland, Oregon
December 23, 1996